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Attn:	Heather Clark
Anne McConnell
Bradley Ecker
Sherry Haywood

Re:	Chardan NexTech Acquisition 2 Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 12, 2022
CIK No. 0001847986

Dear Mesdames Haywood, Clark and McConnell and Mr. Ecker:

On behalf of our client, Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 26, 2022 (the “Comment Letter”), with respect to the Company's supplemental response dated August 12, 2022 (the “Prior Response Letter”), each relating to the above-referenced registration statement on Form S-4 filed on July 22, 2022 (the “Registration Statement”), as amended by Amendment No.1 to the Registration Statement on Form S-4 (the “Amendment No.1”).

The Company has publicly filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-4 (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

United States Securities and Exchange Commission

August 31, 2022

Registration Statement on Form S-4/A submitted August 12, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 220

1.	We note your response to prior comment 3. We also note that the terms of your Earnout Agreement provide for the issuance of Earnout Shares if a change of control transaction is announced with an imputed share price of New Dragonfly common stock of at least $22.50, on or prior to the Second Earnout Period, or $32.50, on or prior to the Third Earnout Period. Please explain to us how the contractual terms of your agreement would determine how the price per share is calculated in a situation where a change in control event involves an offer being made for the total value of the Company’s assets, rather than an offering price on a per-share basis. For example, please clarify whether the price per-share is calculated by dividing the transaction price by the number of outstanding shares that includes, or excludes, the shares issuable under the Earnout Agreement. As part of your response, please specifically address how you determined the method, or each of the methods, if applicable, used to determine the price per share is consistent with your conclusion that the Earnout Agreement is indexed to the Company’s own stock under ASC 815-40-15.

Response: We respectfully acknowledge the Staff’s comment. In the event of a change of control which involves an offering made for the total value of the Company’s assets, the price per share would be determined by the Board of Directors of the Company in good faith. We expect that the price per share would be calculated by dividing the aggregate amount of the offer by the total number of outstanding shares of the Company and, for purposes of determining if an earnout threshold has been met, the total amount of outstanding shares of the Company would assume the issuance of the Earnout Shares issuable under such threshold.

Management considered the guidance within ASC 815 and concluded that as the price per share is calculated by dividing the transaction consideration by a number of outstanding shares that includes the shares issuable under the earnout share arrangement, the arrangement is considered indexed to the combined company’s stock under step 2 of ASC 815-40-15 and may be classified as an equity instrument as long as no other condition in ASC 815-40 precludes such classification, in which none were identified.

Financial Statements, page F-1

2.	Please provide updated financial statements and related disclosures as required by Rule 8¬08 of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has updated the financial statements and related disclosures.

Exhibits

3.	We note your response to prior comment five and your disclosure in the headings of certain exhibits. If you intend to redact information pursuant to Item 601(b)(2)(ii) or Item 601(b)(10)(iv) of Regulation S-K, please revise to mark each applicable exhibit to indicate, if true, that portions of the exhibit have been omitted, and include a footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit. Refer to Item 601(b)(2)(ii) and Item 601(b)(10)(iv) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment. We have revised the exhibit index to indicate that schedules have been omitted to this Exhibit pursuant to Regulation S-K Item 601(a)(5) as these items do not contain information material to an investment or voting decision and that information is not otherwise disclosed in the exhibit or the disclosure document. We note that a separate list of omitted information is not provided as such information is already included within the exhibit in a manner that conveys the subject matter of the omitted schedules and attachments.

United States Securities and Exchange Commission

August 31, 2022

General

4.	We note your response to our prior comment 7. Please clearly disclose the amount of securities being registered in this prospectus as a result of the business combination. Please also disclose if any, and what amount, of the securities being issued to Dragonfly holders in connection with the business combination are being registered at a later date pursuant to a registration rights agreement.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages i and iv of Amendment No. 2.

* * *

United States Securities and Exchange Commission

August 31, 2022

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP and do not hesitate to contact Jeff Brill at (212) 735-2587 or jeffrey.brill@skadden.com, or Peter Serating at (212) 735-2286 or peter.serating@skadden.com of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jonas Grossman, Chardan NexTech Acquisition 2 Corp.
Denis Phares, Dragonfly Energy Corp.
O’Melveny & Myers LLP